COVER LETTER

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0808
E-MAIL: LNEILSONLAW@AOL.COM

September 26, 2013

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

Amendment No. 6 to

Form S-1 (Amendment No. 5 Filed September 5, 2013)

SEC File No.  333-185050

Dear Mr. Reynolds:

In response to your letter dated September 18, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Eastgate Acquisitions Corporation (“Eastgate” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 6 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in Amendment No. 6 in response to the Staff’s comments as described below.

Amendment No. 5 to Registration Statement on Form S-1

Relationships and Related Party Transactions

Comment 1.

Please reconcile the disclosure of the $615,275 related party notes payable as of June 30, 2013. The individual break down of these notes does not reconcile with the total of the notes payable. In addition, it appears the amount of principal or interest owed to Williams Investment Company is incorrect, as the amount of interest is greater than the principal. Please advise or revise.

Response to Comment 1:  It appears that disclosure of three principal amounts included as related party notes payable (Angara Enterprises, Nano Essential, Inc. and TGT Investment Management, Inc.) were not updated from March 31, 2013 to June 30, 2013.  Thus, we have revised the principal amounts on pages 39 and 40, which will reconcile with the disclosure of $615,275 total related party notes payable as of June 30, 2013.  This amount includes the $100,000 note payable to Anna Gluskin.

In response to your comment regarding the amount owed to Williams Investment Company, please be advised of the following.  The $50,000 repayment to Williams Investment Company in May 2012 was applied to principal only, with the consent of Williams Investment, to decrease future interest expense incurred on the payable.  Due to this treatment of the payment, the remaining interest payable on the note exceeds current loan amount.  Thus, the amounts payable to Williams Investment are correct.  We have added two sentences to the first paragraph following the table of payables on page 40 to explain this situation.

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

September 26, 2013

Comment 2.

Please add your response to comment seven in our letter dated August 8, 2013 in this section. In addition, please clarify whether Ms. Gluskin has any affiliation, direct or indirect, with TGT Investment Management Inc.

Response to Comment 2:  Please note our responses to Comments 6 and 7 to your August 8, 2013 letter. We explained that we inadvertently referenced that Ms. Gluskin had joint control of TGT Investment Management Inc. and erroneously included such statements in footnote (1) to the Selling Stockholder table and footnote (2) to the beneficial ownership table. This was corrected in Amendment No. 5 to the Form S-1.  To clarify, Ms. Gluskin has represented that she does not have any affiliation, direct or indirect, with TGT, which is controlled by Rose Perri.  This corresponds with disclosures in the Company’s prior filings, including the “super” Form 8-K filed on May 29, 2012, the Form 10-K filed on April 16, 2013, and all prior filings of the Form S-1 and amendments.

As set forth in our response to Comment 7 to your August 8-letter, because Ms. Gluskin does not control TGT Investment Management Inc., TGT’s shares are not to be aggregated with Ms. Gluskin’s in the beneficial ownership table on page 40. Thus, no revisions were made to the ownership table in Amendment No. 5 and footnote (2) to the table was revised to correct the erroneous disclosure. Additionally, the second risk factor on page 12 was revised in Amendment No. 5 to include the holdings of Anna Gluskin and Geoff Williams, the two directors holding the largest percentage of the Company’s outstanding shares, and TGT.

We believe that our responses to Comments 6 and 7 to your August 8-letter adequately answer your questions as to Ms. Gluskin’s connection to TGT.  We revised disclosure in Amendment No. 5 to both the footnote to the Selling Stockholders table and the footnote to the beneficial ownership table to remove the reference to Ms. Gluskin. No changes were made to the beneficial ownership table because none were warranted.  We believe that no further disclosure regarding the matter is necessary.

Form 10-K for Fiscal Year Ended December 31, 2012

Comment 3.

Where applicable, please amend the Form 10-K for the fiscal year ended December 31, 2012 to conform to the disclosure in the Form S-1, as revised pursuant to our prior comments.

Response to Comment 3:  The Company has prepared and filed on September 25, 2013 Amendment No. 1 to its Form 10-K for the year ended December 31, 2013. The amended report incorporates disclosure that conforms to the Company’s amendments to its Form S-1, as revised pursuant to prior Staff comments.

Please review Amendment No. 6 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Anna Gluskin at gluskin.Anna@gmail.com.

Yours truly,

/S/

Leonard E. Neilson

Leonard E. Neilson

:ae

Attachments

cc:  Anna Gluskin, CEO, Eastgate Acquisitions Corporation